Posted by **Phil Martie** • 8/12/2021 • Notify employees

Nicolette
253 followers
1mo • Edited •

Just wrapped up the first week of our crowdfunding campaign, led by **Backstage Capital**!

Link to more info: **wefunder.com/nicolette**

Check out our latest update here:
https://lnkd.in/gcs-Dz-B


Parent Survey Data – CHOC
1
Does NicoBoard help you have more input or say in your child's care?
2
Does NicoBoard help keep you better informed regarding changes in your child's condition?
3
Does NicoBoard help you receive more consistent information during your child's NICU stay?
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
94%
100%
88%
More Input / Say
Better Informed About Changes
More Consistent Info
% Yes

NicoBoard used by over 400 Families